Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

NEW T-MOBILE

FREQUENTLY ASKED QUSITONS FOR EMPLOYEES (TO ADD TO CURRENTLY PUBLISHED LIST)

5/8/18 UPDATE

What is the break-up fee that we will owe Sprint if the deal doesn’t go through for regulatory reasons?

There will be no regulatory break-up fees. We’re providing Sprint with a roaming agreement for four years, which will survive if the deal isn’t approved.

How do you plan to address the challenges of getting the merger approved by the federal government?

We’re optimistic this will clear regulators, but nothing’s ever guaranteed. We’ve got a great story to share with them, and you can bet we’ll be sharing it often.

If deal is not approved by government, will TMUS fall behind in 5G rollout?

We’ll continue our planned roll-out strategy, which includes bringing 5G to 30 cities this year. With the combined assets from Sprint, only the New T-Mobile will be able to quickly deliver a broad and deep nationwide 5G network.

Will the Boost locations be flipped to MetroPCS locations?

It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

How does the future of the prepaid brands look with MetroPCS and the Sprint brands?

MetroPCS is the #1 brand in prepaid, and we’re thrilled they’re a part of the TMUS family. It’s too early to know whether changes may happen after the transaction closes — and we have a lot of work to do between now and then!

When will Sprint begin rebranding as T-Mobile?

It’s too early to know whether changes may be made after the deal closes— and we have a lot of work to do between now and then!

Will there be name or HQ changes for the prepaid brands?

It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

Will there be a change to our name or colors?

Our name will stay T-Mobile and our color stays magenta! :)

What would branding look like within the retail locations after the deal closes?

We change things up as part of our regular business process. But it’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

Will the companies still operate individually as MetroPCS and T-Mobile did during their merger?

T-Mobile and Sprint remain separate companies until the deal closes. It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

What are we going to do with all of these brands - T-Mobile, MetroPCS, Sprint, Boost, Virgin?

That’s a lot of great brands to work with!  It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

Can we volunteer to train the new Team of Experts for Sprint customers?

It’s too early to know what training needs there may be. We’ll know more after the deal closes. Stay tuned!

With this merger are we going to still have updated care systems? We are looking forward to the new Samson/quickview system.

Our plans don’t change. T-Mobile and Sprint remain separate companies until the transaction is complete.

Is Sprint’s debt now T-Mobile’s debt?

When the deal closes, Sprint’s debt would be absorbed by the New T-Mobile. With the expected strong free cash flow of the combined company, we’d be able to rapidly deleverage.

Any changes coming to Care or Retail that we can anticipate?

Our plans don’t change. T-Mobile and Sprint remain separate companies until the deal closes.

Can we offer Sprint employees our employee discount now?

Our discount is awesome! But T-Mobile and Sprint remain separate companies until the deal closes.

Are the jobs we plan to add permanent positions with the company, or are these jobs temporary/contracted jobs?

As a combined company, we’ll employ more people from day one than we would as two separate companies. After the deal closes, we’ll determine the types of roles that’ll be needed to execute on our vision. We have a lot of work to do between now and then!

What is going to be Marcelo Claure’s role in the New T-Mobile, if any?

Marcelo will join the Board of Directors of the New T-Mobile.

What role will Masayoshi Son have in the operations of the New T-Mobile?

Masayoshi Son will join the Board of Directors of the New T-Mobile.

Will the November spectrum auction cause any delays or complications to closing the deal in a timely manner?

T-Mobile and Sprint will remain separate companies until the deal closes. We don’t expect the 28 GHz spectrum auction to impact the review.

Will this slow down the amount of sites being upgraded to 600MHz?

Our plans don’t change. T-Mobile and Sprint remain separate companies until the deal closes.

Will the New T-Mobile combined network be CDMA or GSM? How long do you estimate the conversion will take?

The New T-Mobile will anchor on T-Mobile’s network, and we expect to migrate all Sprint customers within 2 to 3 years. Many Sprint customers will begin benefitting from T-Mobile’s network within a month of closing.

What will be our strategy in upcoming spectrum auctions?

Our plans don’t change. T-Mobile and Sprint remain separate companies until the deal closes.

Will Sprint customers keep their old rate plans, costs, etc.?

It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

Will T-Mobile retail stores start carrying new devices as a result of the merger?

Our plans don’t change. T-Mobile and Sprint remain separate companies until the deal closes.

What or how will the Carrier Freedom process be affected between now and when the merger is finalized?

Our plans don’t change. T-Mobile and Sprint remain separate companies until the deal closes.  It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

How many customers will the combined company have?

At announcement date, the two companies combined had 127 million customers!

Will there be any relocations required, and in what areas of the business is this expected?

We’ll always do what is right for the business, however, it’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

SoftBank has invested in many different companies across a variety of sectors. What will their role as a significant investor bring to the table or the New T-Mobile?

We’re very excited to work with SoftBank, however, it’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

What will the marketing campaign look like for the first year of The New T-Mobile?

This deal is about supercharging the Un-carrier, however, it’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

With Sprint TV, T-Mobile TV and Layer3 TV, what does the future of T-Mobile Home & Entertainment look like?

Our plans don’t change. We’re very excited about entering home & entertainment through our acquisition of Layer3 TV. It’s too early to know whether changes may be made after the deal closes — and we have a lot of work to do between now and then!

Where can I go to stay informed and updated on the progress of this deal?

T-Nation! We’ll post updates to the New T-Mobile page on T-Nation with news and updates as they become available.

Will the potential merger mean less competition between TMUS and Sprint (also MetroPCS and Boost) temporarily?

Our plans don’t change. We’ll continue operating as separate companies — including competing with each other for customers.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint

Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•                  Tweet: The New @tmobile is going to bring the FIRST and BEST nationwide 5G network to the US!! #WeWontStop More info: http://NewTMobile.com [link to Fortune article below]

•                  Tweet: 5G is the future & The New @TMobile will be ready & able to be the first to bring it nationwide to America! And we can’t wait! #WeWontStop [link to Fortune article below] … Details: http://NewTMobile.com

•                  Facebook Post: The future is filled with 5G and we can’t wait to be the first & best to bring the technology nationwide to America! The New T-Mobile is coming & #WeWontStop! More info: NewTMobile.com [link to Fortune article below]

KATHLEEN O’BRIEN HAM (Twitter @kobham)

•                  Tweet:  Former FCC Commissioner @McDowellTweet says it’s a -wide race for 5G and the @TMobile-@Sprint merger is great for America via @Fortune [link to Fortune article below] [allfor5g.com] #5GForAll

I’m a Former FCC Commissioner, and I Think the T-Mobile-Sprint Merger Is Great for America

By Robert M. McDowell, Fortune

It’s dawning on policymakers, business leaders, urban and rural Americans, and our global competitors just how Internet connectivity will define the economy of the future.

Some like to call it the Internet of Things (IoT) economy, one in which Internet access supports a new wave of global growth. Around the world, wireless and tech companies are scrambling to build the infrastructure for such an economy, while countries are competing to create the technological standards and innovative capacity needed to spark IoT economic growth.

One technology that will underpin this era is the fifth generation of global wireless networks: 5G.

Two American companies, Sprint and T-Mobile—both of which are already investing in 5G technology—just announced their intentions to merge, a move that will significantly accelerate 5G deployment and be a boon to American innovators. (I currently serve as an advisor to T-Mobile.) By bringing these two wireless carriers under one roof, each company’s already present 5G expertise and network assets will be combined and accelerated, benefiting the American people and our country’s global leadership.

U.S. companies are in a race against their Asian and European counterparts to be the global leaders in 5G technology. The countries that implement 5G first will set global standards and reap the economic benefits of winning the race.

During my time at the Federal Communications Commission, we helped roll out 4G technology, which was driven by strong American leadership and brought with it billions of dollars in economic benefits for Americans. The 4G economy gave us the speed and capacity needed to launch the app revolution, which invigorated some of our largest and most successful Internet companies. As our world embraces an IoT economy driven by billions of connected devices, 5G is poised to do the same.

5G technology will increase Internet connectivity, reduce delays, and jump-start rural and urban growth in the U.S. It will enable Internet-connected devices to join people, data, and new devices, and will multiply download speeds up to 10 times, allowing wireless carriers to offer high-speed services to those in underserved rural communities.

This will fuel economic growth and benefit the American worker. A Qualcomm-commissioned study estimates that in the U.S. alone, 5G will yield $719 billion in growth and 3.4 million new jobs by 2035. Americans from coast to coast, in small towns and big cities, will reap the benefits of 5G technology, especially if American companies are the ones leading the way in global implementation.

The T-Mobile-Sprint merger will benefit our country and all Americans. From a farmer in Nebraska using 5G technology to better track crop conditions, to a small business owner in New Hampshire looking to sell products in the global marketplace, to a smart city with autonomous vehicles, all of us will depend on 5G. We can’t afford to lose the global race to develop this remarkable technology.

Robert M. McDowell is a former FCC commissioner (2006—13), a partner at Cooley LLP, and an advisor to T-Mobile.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

JOHN J. LEGERE (Twitter @JohnLegere)

•                  Facebook Post: Magenta + food trucks + #SlowCookerSunday + kicking ass & making fun of Dumb & Dumber are just the beginning! Just wait until there’s a supercharged #Uncarrier  Check out NewTMobile.com for more info! [link to Kansas City Business Journal article below]

From the T-shirt-wearing CEO to its HQ, here’s your primer on T-Mobile

By Brian Kaberline, Kansas City Business Journal

With a deal that would merge Sprint Corp. into a “New T-Mobile,” it’s time to study up on Sprint’s new partner.

• A CEO with personality — Marcelo Claure livened up the CEO role at Sprint with his entrepreneurial past and pals like David Beckham. But he looks absolutely staid compared with T-Mobile US Inc. CEO John Legere.

Legere, who will be CEO of the combined company, usually is seen in a magenta T-Mobile T-shirt and black jacket — at meetings, industry events and in the many photos and videos he posts online. This is a guy who doesn’t just criticize larger competitors, he made a drinking game out of watching AT&T and Verizon earnings calls. (“Finish your drink if ... AT&T admits its logo is really the Death Star.”)

Legere, who recently told AdAge that “I love to be hated,” may rankle competitors, but he clicks with younger customers looking to buck the system.

• A company with momentum — When Sprint and T-Mobile began talking about merging, Sprint was the No. 3 wireless carrier and T-Mobile No. 4. That changed in 2015.

T-Mobile added 5.7 million net customers in 2017 — its fourth consecutive year of more than 5 million net customer additions.

The company reported $40.6 billion in revenue last year and $2.3 billion in earnings. The momentum was even more apparent to shareholders, with T-Mobile stock gaining 10.4 percent last year.

Sprint reported revenue of $33.3 billion and a net loss of $1.76 billion for the fiscal year that ended in March 2017.

• An HQ with a food truck — T-Mobile has 51,000 employees, many of them in Bellevue, Wash., where the combined company will have its headquarters.

T-Mobile already had planned a major renovation of its headquarters, including the addition of a food truck court and spots for pop-up retail, the Puget Sound Business Journal reports. The company renewed its lease for 882,000 square feet at its headquarters earlier this year.

Sprint has a 4 million-square-foot headquarters campus (slated to become a second headquarters for the New T-Mobile). Although the campus was built to accommodate 14,500 Sprint employees, the company has leased out large chunks of space as it reduced its head count. In November, a Sprint spokeswoman told the Kansas City Business Journal that the company could consider selling some buildings on the campus.

• Sprechen sie Deutsch? — Like Sprint, T-Mobile has a foreign majority owner. Deutsche Telekom owns 62.28 percent of T-Mobile US. Terms of the deal call for Sprint majority owner SoftBank Group Corp. to own 27.4 percent of the New T-Mobile, with Deutsche Telekom owning about 41.7 percent.

• A taste of Kansas City — Every Sunday, Legere takes to Facebook to live-stream a cooking show in his kitchen, dubbed “Slow Cooker Sundays.” The most recent episode featured Kansas City-style ribs, a taste of the announcement to come later that afternoon.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.